Exhibit 1.1

                         [LETTER OF PAINEWEBBER]


                  PaineWebber Development Corporation




September 25, 1997                                           PAINEWEBBER


Dear Limited Partner:

As you may know, a fund called BioRoyalties LLC, an affiliate of Pharmaceutical Partners L.P., has made a tender offer to acquire limited partnership interests of PaineWebber R&D Partners II, L.P. ("R&D II") at an effective price of $3,600 per unit (after giving effect to the $50 distribution made on July 3, 1997, which price will be further reduced by the value of any future distributions which may be made until the tender offer terminates).

We have previously mailed to you our recommendation that the price offered by BioRoyalties is financially inadequate and that you not tender your R&D II units into their offer. This recommendation remains unchanged. Our reasons for our recom mendation are set forth in the Schedule 14D-9 of R&D II which we mailed you on or around August 20, 1997 and are elaborated on in the attached copy of Amendment No. 1 to the Schedule 14D-9 which has been filed with the Securities and Exchange Commission. This Amendment is being sent to you for information purposes and requires no further action or response on your part.

Since BioRoyalties launched its tender offer, we have received numerous questions and comments regarding both the offer itself and also the nature of the telephone solicitation being conducted on BioRoyalties' behalf by The Herman Group. Some limited partners have informed us that solicitors from The Herman Group who have called upon them have been discourteous and disrespectful of their privacy. There have also been complaints about their use of "scare tactics" and highly questionable statements and allegations.

As general partner, PaineWebber Development Corporation is extremely mindful of your privacy and we take your concerns very seriously. You and your family have a right not to be harassed especially in your own home. In our agreement to allow Pharmaceutical Partners to use the partner list of R&D II to make their tender offer, we insisted -- and they agreed -- that "any solicitation of limited partners ... will be conducted in a professional, reasonable manner which will respect the privacy and rights of the limited partners." Following a letter we wrote to them concerning your complaints, Pharmaceutical Partners has advised us that they will not contact any limited partner who indicates that he or she does not wish to be contacted.

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ACCORDINGLY, IF YOU DO NOT WISH TO RECEIVE CALLS FROM BIOROYALTIES OR THEIR
REPRE SENTATIVES IN CONNECTION WITH THEIR TENDER OFFER, PLEASE FILL IN THE ATTACHED FORM AND RETURN IT TO US IN THE ENCLOSED PREPAID ENVELOPE OR VIA FACSIMILE AT (212) 713- 4040. WE WILL RELAY YOUR DESIRE NOT TO BE CONTACTED TO PHARMACEUTICAL PARTNERS, WHO WILL, WE HOPE, HONOR THEIR PROMISE AND CEASE TRYING TO SOLICIT YOU.

As we have explained in previous letters, the General Partner has adopted a policy relating to the use of partner lists (a copy of which is available upon request). We are aware that some unitholders may desire liquidity and would be willing to consider selling their R&D II units at the right price. The policy of the General Partner is not to discourage offers, but rather to ensure that our limited partners are given all the information and the time required to make a careful and informed business decision.

In the case of the BioRoyalties offer for R&D II units, we continue to believe, for the reasons set forth in the Schedule 14D-9 we have previously mailed to you and further elaborated in the attached amendment to that document, that the price offered is financially inadequate. If you are looking for liquidity, this offer does present a liquidity opportunity. Because there is no efficient trading market for the units, the prices available on the secondary market, if at all, are substantially discounted from the net asset value underlying the units and have historically been lower even than the price offered by BioRoyalties. However, you should be aware that, in our view, the BioRoyalties offer values your units at a substantial discount to their real value. We urge you to review all the information we have provided to you concerning the offer.

If you have already tendered your units and now wish to change your mind, you may do so and withdraw your units from the offer by following the procedures set out in the BioRoyalties offer documents.

My staff and I are, as always, available to answer your questions at (800) 433-8901.


Sincerely,

Robin Stanley
PaineWebber Development Corporation


att.

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TO:   PaineWebber Development Corporation
      c/o Investor Services
      PO Box 7090
      Troy, Michigan 48007-9921


Ladies and Gentlemen:

Please inform Pharmaceutical Partners L.P. that I wish not to be contacted in connection with their affiliate BioRoyalties LLC's tender offer for units of PaineWebber R&D Partners II, L.P.




                                    Name: _________________________
                                                   (Print)


                                    Address:_________________________

                                    _________________________________

                                    _________________________________


                                    Signature: ______________________


                                    Date:  ___________________________




THIS LETTER MAY BE FAXED TO PAINEWEBBER DEVELOPMENT CORPORATION AT (212) 713-4040. In case of transmission problems or questions please call 1-800-852-6570.